UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 2020, 666 Burrard Street
Vancouver, British Columbia

V6C 2X8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD.

Date: May 21, 2026	/s/ Etienne Morin
	Name:	Etienne Morin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Arrangement Agreement
99.2	Material Change Report
99.3	Form of Voting Support Agreement (Orla Mining Ltd. Shareholders)
99.4	Voting Support Agreement (Pierre Lassonde)
99.5	Voting Support Agreement (Fairfax Financial Holdings Limited)
99.6	Form of Voting Support Agreement (Equinox Gold Corp. Shareholders)